April 14, 2010

VIA EDGARLINK

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

RE:                              Protective Life Insurance Company

Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for Modified Guaranteed Annuity Contracts

“Prosaver Platinum”

File No.  333-158611

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant referenced above hereby requests that the effective date of the above-captioned registration statement filed on Form S-1 be accelerated to May 1, 2010 or as soon thereafter as is reasonably practicable.

Protective Life Insurance Company

By:	/s/ John D. Johns
Name:	John D. Johns
Title:	President

INVESTMENT DISTRIBUTORS, INC.

2801 Highway 280 South • Birmingham, AL • 35223 • (205)268-1000

April 14, 2010

VIA EDGARLINK

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

RE:                              Protective Life Insurance Company

Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for Modified Guaranteed Annuity Contracts

“Prosaver Platinum”

File No.  333-158611

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Investment Distributors, Inc., as principal underwriter, hereby joins in a request by the above referenced Registrant that the effective date of the above-captioned registration statement filed on Form S-1 be accelerated to May 1, 2010 or as soon thereafter as is reasonably practicable.

Investment Distributors, Inc.

By:	/s/ Edwin V. Caldwell, II
Name:	Edwin V. Caldwell, II
Title:	President and Director